EXHIBIT 99.9

Disclosure of Transactions in Own Shares

Paris, December 20, 2021 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 28, 2021 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from December 13 to December 17, 2021:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
13.12.2021	713,799	44.0063	31,411,627.24	XPAR
13.12.2021	198,389	44.0491	8,738,848.17	CEUX
13.12.2021	38,485	44.0752	1,696,232.53	TQEX
13.12.2021	48,859	44.0703	2,153,229.86	AQEU
14.12.2021	610,323	43.6389	26,633,816.43	XPAR
14.12.2021	166,674	43.6374	7,273,222.67	CEUX
14.12.2021	39,205	43.6228	1,710,232.27	TQEX
14.12.2021	54,601	43.6381	2,382,685.59	AQEU
15.12.2021	674,722	43.4273	29,301,331.10	XPAR
15.12.2021	202,031	43.4158	8,771,341.33	CEUX
15.12.2021	37,100	43.4035	1,610,270.74	TQEX
15.12.2021	60,000	43.3942	2,603,652.30	AQEU
16.12.2021	737,543	44.3461	32,707,170.38	XPAR
16.12.2021	180,000	44.2950	7,973,102.52	CEUX
16.12.2021	35,000	44.2654	1,549,288.23	TQEX
16.12.2021	40,000	44.2601	1,770,403.68	AQEU
17.12.2021	622,649	44.1257	27,474,792.47	XPAR
17.12.2021	188,977	44.1209	8,337,827.76	CEUX
17.12.2021	44,999	44.1279	1,985,712.95	TQEX
17.12.2021	49,857	44.1593	2,201,648.87	AQEU
Total	4,743,213	43.9125	208,286,437.09

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com